SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. __)(1)

                       INTEREP NATIONAL RADIO SALES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45866V109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  June 6, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

                         (Continued on following pages)

                               (Page 1 of 12 Pages)

----------
      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45866V109               SCHEDULE 13G                Page 2 of 12 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Caxton International Limited
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            177,246
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        177,246
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      177,246
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45866V109               SCHEDULE 13G                Page 3 of 12 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Caxton Equity Growth LLC 22-3682580
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            46,345
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        46,345
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      46,345
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45866V109               SCHEDULE 13G                Page 4 of 12 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Caxton Equity Growth (BVI) Ltd.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            90,409
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        90,409
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      90,409
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45866V109               SCHEDULE 13G                Page 5 of 12 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Caxton Associates, L.L.C. 22-3430173
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            314,000
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        314,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      314,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45866V109               SCHEDULE 13G                Page 6 of 12 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Bruce S. Kovner
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            314,000
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        314,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      314,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:
            Interep National Radio Sales, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            100 Park Avenue
            New York, NY  10017

Item 2(a).  Name of Person Filing:
            (i)   Caxton International Limited ("Caxton International")
            (ii)  Caxton Equity Growth LLC ("Caxton Equity Growth")
            (iii) Caxton Equity Growth (BVI) Ltd. ("Caxton Equity Growth (BVI)")
            (iv) Caxton Associates, L.L.C. ("Caxton Associates"). Caxton Associates is the trading advisor to Caxton International and Caxton Equity Growth (BVI), and the managing member of Caxton Equity Growth (together with Caxton International, Caxton Equity Growth and Caxton Equity Growth (BVI), the "Caxton Accounts") and, as such, has voting and dispositive power with respect to the investments of the Caxton Accounts.
            (v) Mr. Bruce S. Kovner. Mr. Kovner is the Chairman and sole shareholder of Caxton Corporation. Caxton Corporation is the Manager and majority owner of Caxton Associates. As a result of the foregoing, Mr. Kovner may be deemed beneficially to own the securities of the Issuer owned by the Caxton Accounts.

Item 2(b).  Address of Principal Business Office or, if None, Residence:
            (i) The address of Caxton International is c/o Leeds Management Services Ltd., 129 Front Street, Hamilton HM12, Bermuda.
            (ii) The address of Caxton Equity Growth is c/o Caxton Corporation, 315 Enterprise Drive, Plainsboro, New Jersey 08536.
            (iii) The address of Caxton Equity Growth (BVI) is c/o Prime
                  Management Limited, Mechanics Building, 12 Church Street, Hamilton HM11, Bermuda.
            (iv) The address of Caxton Associates is c/o Caxton Corporation, 315 Enterprise Drive, Plainsboro, New Jersey 08536.
            (v) The business address of Mr. Kovner is 667 Madison Avenue, New York, NY 10021.

Item 2 (c). Citizenship:
            (i)   Caxton International is a British Virgin Islands Corporation.
            (ii)  Caxton Equity Growth is a Delaware limited liability company.
            (iii) Caxton Equity Growth (BVI) is a British Virgin Islands
                  Corporation.
            (iv)  Caxton Associates is a Delaware limited liability company.
            (v)   Mr. Kovner is a United States citizen.

Item 2 (d). Title of Class of Securities:
            Class A Common Stock

Item 2 (e). CUSIP No:
            45866V109

Item 3. If this statement is filed pursuant to Sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
            Not applicable.

Item 4.     Ownership
            (a)   Amount beneficially owned:

            The amount of shares of Class A Common Stock beneficially owned by Caxton International is 177,246. The amount of shares of Class A Common Stock beneficially owned by Caxton Equity Growth is 46,345. The amount of shares of Class A Common Stock beneficially owned by Caxton Equity Growth (BVI) is 90,409. The amount of shares of Class A Common Stock considered to be beneficially owned by Caxton Associates by reason of its voting and dispositive powers is 314,000. Mr. Kovner, by reason of being Chairman and sole shareholder of Caxton Corporation, which is the manager and majority owner of Caxton Associates, may also be deemed to beneficially own such shares.

            (b) Percent of Class: Caxton International beneficially owns 3.2% of the Class of Common Stock. Caxton Equity Growth beneficially owns .8% of the Class of Common Stock. Caxton Equity Growth (BVI) beneficially owns 1.7% of the Class of Comon Stock. Caxton Associates is deemed to beneficially own 5.7% of the Class of Common Stock. Bruce Kovner is deemed to beneficially own 5.7% of the Class of Common Stock.

            (c)   Number of shares as to which Caxton International has:
                  (i)   Sole power to vote or to direct the vote: 0
                  (ii)  Shared power to vote or to direct the vote: 177,246
                  (iii) Sole power to dispose or to direct the disposition: 0
                  (iv)  Shared power to dispose or to direct the
                        disposition of:                             177,246

                  Number of shares as to which Caxton Equity Growth has:
                  (i)   Sole power to vote or to direct the vote: 0
                  (ii)  Shared power to vote or to direct the vote: 46,345
                  (iii) Sole power to dispose or to direct the disposition: 0
                  (iv)  Shared power to dispose or to direct the
                        disposition of:                             46,345

                  Number of shares as to which Caxton Equity Growth (BVI) has:
                  (i)   Sole power to vote or to direct the vote: 0
                  (ii)  Shared power to vote or to direct the vote: 90,409
                  (iii) Sole power to dispose or to direct the disposition: 0
                  (iv)  Shared power to dispose or to direct the
                        disposition of:                             90,4090

                  Number of shares as to which Caxton Associates has:
                  (i)   Sole power to vote or to direct the vote: 0
                  (ii)  Shared power to vote or to direct the vote: 314,000
                  (iii) Sole power to dispose or to direct the disposition of: 0
                  (iv)  Shared power to dispose or to direct the
                        disposition of:                             314,000

                  Number of shares as to which Mr. Kovner has:
                  (i)   Sole power to vote or to direct the vote: 0
                  (ii)  Shared power to vote or to direct the vote: 314,000
                  (iii) Sole power to dispose or to direct the disposition of: 0
                  (iv)  Shared power to dispose or to direct the
                        disposition of:                             314,000

Item 5.        Ownership of Five Percent or Less of a Class.
               Not Applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another
               Person.
               Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Reported on the Parent Holding Company. Not Applicable.

Item 8.        Identification and Classification of Members of the Group.
               Not Applicable.

Item 9.        Notice of Dissolution of Group.
               Not Applicable.

Item 10.       Certification.
               By signing below, each of the reporting persons hereby certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: June __, 2000


CAXTON INTERNATIONAL LIMITED

By: /s/ Sir Edwin Leather
   -----------------------------------------
Name:  Sir Edwin Leather
Title: Director

By: /s/ Maxwell Quin
   -----------------------------------------
Name:  Maxwell Quin
Title: Secretary


CAXTON EQUITY GROWTH LLC

By: /s/ Scott B. Bernstein
   -----------------------------------------
Name:  Scott B. Bernstein
Title: Secretary, Caxton Associates, Manager


CAXTON EQUITY GROWTH (BVI) LTD

By: /s/ Maxwell Quin
   -----------------------------------------
Name:  Maxwell Quin
Title: Secretary

By: /s/ Scott B. Bernstein
   -----------------------------------------
Name:  Scott B. Bernstein
Title: Director


CAXTON ASSOCIATES, L.L.C.

By: /s/ Scott B. Bernstein
   -----------------------------------------
Name:  Scott B. Bernstein
Title: Secretary

    /s/ Scott B. Bernstein
   -----------------------------------------
Bruce S. Kovner, by Scott B. Bernstein as
Attorney-in-Fact

                                  Certification

      The undersigned hereby certifies that the shares of Interep National Radio Sales, Inc. purchased on behalf of Caxton International Limited, Caxton Equity Growth LLC and Caxton Equity Growth (BVI) Ltd. were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: June 12, 2000


                                    /s/ Kurt Feuerman
                                    ------------------------------------------
                                        Kurt Feuerman

                                                                      Exhibit 1

                           JOINT ACQUISITION STATEMENT
                          PURSUANT TO RULE 13d-1(k)(l)

            The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: June 13, 2000                    CAXTON INTERNATIONAL LIMITED

                                        By: /s/ Sir Edwin Leather
                                            ------------------------------------
                                            Name:  Sir Edwin Leather
                                            Title: Director

                                        By: /s/ Maxwell Quin
                                            ------------------------------------
                                            Name:  Maxwell Quin
                                            Title: Secretary


                                        CAXTON EQUITY GROWTH LLC

                                        By: /s/ Scott B. Bernstein
                                            ------------------------------------
                                            Name:  Scott B. Bernstein
                                            Title: Secretary, Caxton Associates,
                                                   Manager


                                        CAXTON EQUITY GROWTH (BVI) LTD

                                        By: /s/ Maxwell Quin
                                            ------------------------------------
                                            Name:  Maxwell Quin
                                            Title: Secretary

                                        By: /s/ Scott B. Bernstein
                                            ------------------------------------
                                            Name:  Scott B. Bernstein
                                            Title: Director


                                        CAXTON ASSOCIATES, L.L.C.

                                        By: /s/ Scott B. Bernstein
                                            ------------------------------------
                                            Name:  Scott B. Bernstein
                                            Title: Secretary

                                        /s/ Bruce S. Kovner
                                        ----------------------------------------
                                        Bruce S. Kovner, by Scott B. Bernstein
                                        as Attorney-in-Fact